Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2012	Year Ended December 31, 2011 (a)
Earnings available for fixed charges, as defined:
Net income (loss) from continuing operations attributable to Ameren Energy Generating Company	$(531)	$44,153
Net income (loss) attributable to noncontrolling interest	(2,055)	1,061
Taxes based on income	1,579	32,285
Fixed charges excluding capitalized interest	13,649	61,975
Amortization of capitalized interest	367	1,176

Earnings available for fixed charges, as defined	$13,009	$140,650

Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$13,404	$61,020
Capitalized interest	277	2,886
Estimated interest cost within rental expense	76	284
Amortization of net debt premium, discount, and expenses	169	671

Total fixed charges, as defined	$13,926	$64,861

Ratio of earnings to fixed charges	- (c)	2.17

(a)

During 2011, Ameren Energy Generating Company recorded a charge to earnings of $35 million related to the closure of two energy centers and an asset impairment. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of the 2011 Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions
(c)	Earnings are inadequate to cover fixed charges by approximately $1 million for the quarter ended March 31, 2012.